Exhibit 21

Subsidiaries of AEP Texas Inc.

The following is the list of subsidiaries of AEP Texas Inc.

Location of
Name of Company	Incorporation
AEP Texas Central Transition Funding II LLC	Delaware
AEP Texas Central Transition Funding II LLC	Delaware
AEP Texas North Generation Company LLC	Delaware